SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 08, 2019

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

8 March 2019

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 7 March 2019 the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested under the Smith & Nephew Global Share Plan 2010.

1.  PARTIAL VESTING ON 7 MARCH 2019 OF 2017 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 7 March 2017. One third of the Shares vested on 7 March 2018, a further third vested on 7 March 2019 and the final third will vest on 7 March 2020. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards.  The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to all individuals included in this notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of Equity Incentive Awards granted on 7 March 2017 under the Smith & Nephew Global Share Plan 2010
Date of Transaction	2019 - 03 - 07
Place of Transaction	London Stock Exchange (XLON)

Name	Position / Status	Price (s)	Volume(s)	Aggregated information
Rodrigo Bianchi	PDMR	£14.5272	9,238 (of which 0 were sold and 9,238 retained)	N/A Single Transaction
Bradley Cannon	PDMR	£14.5272	6,501 (of which 2,835 were sold and 3,666 retained)	N/A Single Transaction
Massimiliano Colella	PDMR	£14.5272	4,138 (of which 870 were sold and 3,268 retained)	N/A Single Transaction
Phil Cowdy	PDMR	£14.5272	3,107 (of which 1,467 were sold and 1,640 retained)	N/A Single Transaction
Elga Lohler	PDMR	£14.5272	4,415 (of which 1,954 were sold and 2,461 retained)	N/A Single Transaction
Cathy O'Rourke	PDMR	£14.5272	3,262 (of which 1,139 were sold and 2,123 retained)	N/A Single Transaction
Vasant Padmanabhan	PDMR	£14.5272	1,964 (of which 686 were sold and 1,278 retained)	N/A Single Transaction
Susan Swabey	PDMR	£14.5272	1,965 (of which 928 were sold and 1,037 retained)	N/A Single Transaction
Glenn Warner	PDMR	£14.5272	6,806 (of which 2,367 were sold and 4,439 retained)	N/A Single Transaction

2.    PARTIAL VESTING ON 7 MARCH 2019 OF 2018 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 7 March 2018. One third of the Shares vested on 7 March 2019, a further third will vest on 7 March 2020 and the final third will vest on 7 March 2021. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards.  The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to all individuals included in this notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of Equity Incentive Awards granted on 7 March 2018 under the Smith & Nephew Global Share Plan 2010
Date of Transaction	2019 - 03 - 07
Place of Transaction	London Stock Exchange (XLON)

Name	Position / Status	Price (s)	Volume(s)	Aggregated information
Graham Baker	PDMR	£14.5272	7,374 (of which 3,479 were sold and 3,895 retained)	N/A Single Transaction
Rodrigo Bianchi	PDMR	£14.5272	8,539 (of which 0 were sold and 8,539 retained)	N/A Single Transaction
Bradley Cannon	PDMR	£14.5272	5,017 (of which 2,239 were sold and 2,778 retained)	N/A Single Transaction
Massimiliano Colella	PDMR	£14.5272	4,455 (of which 1,237 were sold and 3,218 retained)	N/A Single Transaction
Phil Cowdy	PDMR	£14.5272	2,957 (of which 1,395 were sold and 1,562 retained)	N/A Single Transaction
Elga Lohler	PDMR	£14.5272	4,202 (of which 1,714 were sold and 2,488 retained)	N/A Single Transaction
Cathy O'Rourke	PDMR	£14.5272	4,165 (of which 1,454 were sold and 2,711 retained)	N/A Single Transaction
Vasant Padmanabhan	PDMR	£14.5272	4,302 (of which 1,501 were sold and 2,801 retained)	N/A Single Transaction
Susan Swabey	PDMR	£14.5272	1,852 (of which 874 were sold and 978 retained)	N/A Single Transaction
Glenn Warner	PDMR	£14.5272	5,663 (of which 1,970 were sold and 3,693 retained)	N/A Single Transaction

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel:  01923 477216

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 08, 2019

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary